EXHIBIT (a)(1)
CENTURY PROPERTIES GROWTH FUND XXII
c/o Fox Partners IV
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
May 16, 2007
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF Senior Note Program I, LP, SCM Special Fund, LLC, MPF Income Fund 23, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Special Fund 8, LLC, MPF Acquisition Co. 3, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”), initiated an unsolicited tender offer to buy up to 20,000 units of limited partnership interest (“Units”) in Century Properties Growth Fund XXII (the “Partnership”) on May 3, 2007.
     The Partnership, through its general partner, Fox Partners IV, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer, because the general partner does not have a reliable indicator of the fair value of the Units. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, we call your attention to the following considerations:
•	The MacKenzie Group’s $131.00 per Unit offer price will be reduced by the amount of any distributions declared or made between May 3, 2007 and June 5, 2007, or such other date as the MacKenzie Group’s offer may be further extended.

•	The MacKenzie Group’s offer to purchase estimates the liquidation value of the Partnership to be $200.00 per Unit. However, the MacKenzie Group is only offering $131.00 per Unit.

•	Our records indicate that affiliates of the MacKenzie Group currently own 442 Units. The MacKenzie Group may be affiliated with other limited partners of the Partnership whose Units are included in their statement of ownership. An increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object.

•	The MacKenzie Group’s offer states that tendered Units may be withdrawn at any time until the offer has expired and, if the MacKenzie Group has not agreed to accept the tendered Units for payment by July 2, 2007, then such Units may be withdrawn at any time after such date until the Units are accepted.

•	AIMCO Properties, L.P. (“AIMCO Properties”) and its affiliates, which hold 54,682.50 Units, or approximately 66.00% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The MacKenzie Group’s offer is limited to 20,000 Units. If more than 20,000 Units are tendered in the MacKenzie Group’s offer, the MacKenzie Group will either accept the Units on a pro rata basis or accept none, if an investor were to elect the “all or none” option. Therefore, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership or might not dispose of any of its tendered Units.

•	On December 15, 2006, the Partnership, through one of its operating partnerships, and three other partnerships affiliated with AIMCO Properties, sold four apartment complexes, including one of the Partnership’s properties, Promontory Point Apartments, a 252-unit apartment complex located in Austin, Texas, to a third party. The purchaser paid an aggregate purchase price of approximately $48,724,000, of which approximately $13,214,000 represents the sales price for Promontory Point Apartments.

•	On December 28, 2006, the Partnership, through one of its operating partnerships, and three other partnerships affiliated with AIMCO Properties, sold four apartment complexes, including one of the Partnership’s properties, Hampton Greens Apartments, a 309-unit apartment complex located in Dallas, Texas, to a third party. The purchaser paid an aggregate purchase price of approximately $48,700,000, of which approximately $9,100,000 represents the sales price for Hampton Greens Apartments.

•	In connection with the refinancing of the mortgage indebtedness on some of the Partnership’s properties during 2005 and 2006, the lenders obtained appraisals of such properties, copies of which were obtained by the Partnership. In an appraisal report dated November 21, 2005, an appraiser concluded that the market value of Cooper’s Pointe Apartments, a 192-unit apartment complex located in North Charleston, South Carolina, was $11,900,000 as of November 17, 2005. In an appraisal report dated May 25, 2006, an appraiser concluded that the market value of Wood Creek Apartments, a 432-unit apartment complex located in Mesa, Arizona, was $30,350,000 as of May 19, 2006. In 2005, an appraisal was also completed for Copper Mill Apartments, a 192-unit apartment complex located in Richmond, Virginia. The Partnership is obtaining a copy of this appraisal report and will send this information to the limited partners if it is received in a timely manner.

•	AIMCO Properties made a tender offer on February 16, 2005 for the purchase of Units at a purchase price of $401.29 per Unit. The offer was held open through July 15, 2005, and 5,929 Units were acquired.

•	Since January 1, 2004, AIMCO Properties has purchased in private transactions 260 Units at a price of $192.60 per Unit in 2004, 284 Units at a price of $401.29 per Unit in 2005, and 28 Units at a price of $401.29 per Unit in 2006.

•	Since 2004, in connection with property sales and refinancing, the Partnership declared and made the following distributions to the limited partners:

Year of Distribution	Distribution Amount Per LP Unit
2007 (through April 30)	$161.24
2006	$316.29
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2005 and 2004, as reported by Direct Investments Spectrum, an independent third-party source. There were no sales reported by Direct Investments

Spectrum during the years ended December 31, 2006 or December 31, 2007 (through January 31).

	HIGH	LOW
Year Ended December 31, 2005:	$402.12	$357.98
Year Ended December 31, 2004:	$400.00	$364.07
•	Set forth below are the high and low sales prices of Units during the year ended December 31, 2005 and 2004, as reported by the American Partnership Board, an independent, third-party source. There were no sales reported by the American Partnership Board during the years ended December 31, 2006, or December 31, 2007 (through April 30).

	HIGH	LOW
Year Ended December 31, 2005:	$402.12	$402.12
Year Ended December 31, 2004:	$372.62	$364.07
•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers. However, the MacKenzie Group states that it may make additional tender offers for Units at higher prices.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
Fox Partners IV,
General Partner

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